

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 1, 2007

Mr. Graham Taylor, President
Magnus International Resources Inc.
101 Convention Center Drive, 7th Floor
Las Vegas, NV 89109

> **Re:** **Magnus International Resources Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2006**
> **Filed November 14, 2006**
> **Form 10-Q for the Interim Period Ended October 31, 2006**
> **Filed December 15, 2006**
> **File No. 000-49961**

Dear Mr. Taylor:

We have reviewed your Form 10-K for the Fiscal Year Ended July 31, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and engineering matters and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2006

Legal Proceedings, page 35

1.   We note your disclosure in which you explain that you established an accrual for a loss contingency for current pending litigation. Given your disclosure explaining that an accrual has been established "to be conservative," it is unclear whether you met the conditions set forth in paragraph 8 of SFAS 5 at the time you established this accrual. Please disclose how you determined an unfavorable outcome was probable, and how you arrived at your estimate of the loss amount. It should be clear how your methodology complies with the guidance found in paragraphs 33 through 39 of SFAS 5.

Selected Financial Data, page 41

2.   Further disclosure under this heading appears to be necessary to comply with Item 301 of Regulation S-K, which requires that you present selected financial data for each of your last five fiscal years. Please add selected financial data for 2002. Include a discussion of or reference to any matters that materially impact comparability.

Financial Statements

Statements of Operations, page F-3

3.   Please present your consolidated statements of operations and cash flows for the fiscal year ended July 31, 2003 as required by Rule 3-02 of Regulation S-X.

4.   Please present your comprehensive income (loss) for the fiscal year ended July 31, 2006 as required by paragraph 14 of SFAS 130. Refer to Appendix B of SFAS 130 for illustrative examples of reporting formats for comprehensive income.

Statements of Cash Flows, page F-4

5.   We note that you present a financing cash inflow for "Contributions attributable to minority interests." Please explain to us the nature of this cash flow line item, and the reasons you believe it is properly characterized as a financing activity.

6.   It appears that you report the effect of foreign currency exchange rate changes on cash in the line item, "Effect of other comprehensive income (loss) on cash" on your statement of cash flows for the year ended July 31, 2006. Since the term "other comprehensive income" can encompass transactions unrelated to foreign currency, please rename this line item to refer to this amount as the "Effect of

exchange rate changes on cash," as prescribed within paragraph 25 and Example 2 of Appendix C of SFAS 95.

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Asset Retirement Obligation, page F-8

7.   We note that you recorded an asset retirement obligation attributable to your mineral properties in China. Please provide all of the disclosures outlined in paragraph 22 of SFAS 143, or explain to us why you believe this guidance does not apply to you.

Foreign Currency, page F-9

8.   We note that you report a foreign currency translation adjustment as a component of other comprehensive income for the fiscal year ended July 31, 2006. Further, we note that you do not differentiate, within your accounting policy note disclosure, between foreign currency translation and remeasurement in determining whether amounts are recorded as a component of other comprehensive income, or as a gain or loss that is included in your results of operations.

Your disclosure about operations in Canada, stating that "Transactions in foreign currencies are translated into the functional currency…," seems to describe a situation calling for remeasurement, rather than translation. Similarly, your disclosure about operations in China, indicating you record adjustments resulting from the translation of revenues and expenses in determining net income or loss for operations having accounting records maintained in Chinese Renminbi Yuan, presumably the functional currency in that jurisdiction, appears contrary to the requirements of U.S. GAAP.

Generally, translation adjustments reported in other comprehensive income arise when accounts maintained in the functional currency must be translated into the reporting currency; whereas remeasurement adjustments reflected in determining net income or loss are those pertaining to transactions and accounts that are maintained or denominated in currencies that are not the functional currency, but which must be remeasured in the functional currency when preparing the financial statements.

Please expand your accounting policy note to (i) disclose the origin of the foreign currency translation adjustment reported in other comprehensive income, (ii) identify your functional currencies for each jurisdiction, and (iii) clarify your

treatment of remeasurement and translation adjustments. Please refer to SFAS
52, especially paragraphs 5 through 10, 13, 15, and 47, for further clarification.

Controls and Procedures, page 46

9.   Although you disclose that there has been "…no other significant changes" to
        your internal controls over financial reporting, than those which you describe, the
        guidance in Item 308(c) of Regulation S-K requires that you disclose *any* change
        in internal control over financial reporting that has materially affected, or is
        reasonably likely to materially affect, your internal control over financial
        reporting.

Form 10-Q for the Interim Period Ended October 31, 2006

General

10.   Certain comments written on your annual report on Form 10-K also pertain to the
        comparable areas of your subsequent interim report on Form 10-Q. Please make
        corresponding changes to all related sections of this document.

Engineering Comments

Form 10-K for the Fiscal Year Ended July 31, 2006

Description of Properties, page 12

        General

11.   Given the extensively detailed information you have disclosed about your mineral
        exploration properties, please summarize the material information and disclose it
        at the beginning of this section.

12.   We note that you disclose estimates of mineral resources for properties in which
        you have no interest, including the Boka property on page 14 and the Luxi
        property on page 29. Please revise your disclosures to describe only geology,
        history or exploration results that are directly related to the properties that you
        have the right to explore or mine. Please remove all references to mines, adjacent
        or analogous properties, deposits, occurrences or exploration activities conducted
        by other companies on other properties.

Form 10-Q for the Interim Period Ended October 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 13

13.   Please remove information about mineral properties in which you have no interest.

Website

14.   To the extent that you have posted on your web site disclosure about adjacent or other properties on which you have no right to explore or mine, please include the following language along with the above cautionary note, prominently displayed:

> "This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC does not allow information of this type to appear in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties may not be indicative of mineral deposits on our properties."

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief